

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Yujiro Hata
Chief Executive Officer
IDEAYA Biosciences, Inc.
7000 Shoreline Court, Suite 350
South San Francisco, CA 94080

> **Re: IDEAYA Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2021**
> **File No. 333-254606**

Dear Mr. Hata:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Mark V. Roeder, Esq.